SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 26, 2013

On July 24, 2013 Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom,” or the “Company”) announced that it commenced voluntary prepackaged Chapter 11 cases in the U.S. Bankruptcy Court for the District of Delaware on July 23, 2013 (the “Petition Date”) to implement its previously announced recapitalization and debt restructuring. The Company and affiliated debtors filed with the Bankruptcy Court its Joint Plan of Reorganization dated July 3, 2013 (the “Plan”), which is included as exhibit 99.1 to this Form 6-K and incorporated herein by reference, and accompanying disclosure statement of the same date (the “Disclosure Statement”), which is included as exhibit 99.2 to this Form 6-K and incorporated herein by reference. On July 24, 2013 the Company issued a press release announcing the foregoing, a copy of which is included as Exhibit 99.3 to this Form 6-K and is incorporated herein by reference.

The Company will continue to operate its business and manage its properties as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

	Exhibit	Description
	99.1	Disclosure Statement for the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V., et al., Chapter 11 of the Bankruptcy Code (incorporated herein by reference to Exhibit T3E-1 to the Company’s Form T-3 filed on July 3, 2013, File No. 022-28990)
	99.2	Joint Plan of Reorganization of Maxcom Telecommunicaciones, S.A.B. de C.V. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (incorporated herein by reference to Exhibit T3E-2 to the Company’s Form T-3 filed on July 3, 2013, File No. 022-28990)
	99.3	Press Release (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 24, 2013, File No. 001-33750)

July 26, 2013

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National

Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: July 26, 2013
Title: General Counsel